Exhibit 99.6
SECURED CONVERTIBLE NOTE
unless permitted under securities legislation, the holder of this security must not trade the security before August 17, 2009.

$5,000,000.00 CANADIAN DOLLARS	April 16, 2009
BELLUS HEALTH INC., a corporation incorporated under the laws of Canada (the “Corporation”), for value received, hereby promises to pay to the order of Vitus Investments III Private Limited, (the “Holder”) on April 17, 2014 (the “Maturity Date”) or on such earlier date as the Principal Amount (as defined herein) may become due and payable, the aggregate principal amount of $5,000,000.00 together with accrued but unpaid interest thereon, in lawful money of Canada, such unpaid obligations being recorded on the grid schedule attached to this Note as Schedule “A” hereto from the date hereof until paid in full.
This secured convertible note (this “Note”) has been issued pursuant to that certain Note Purchase Agreement dated as of April 16, 2009 by and between the Holder and the Corporation.
The following is a statement of the rights of the Holder and the conditions to which this Note is subject, and to which the Holder hereof, by the acceptance of this Note, agrees:
ARTICLE I
INTERPRETATION
1.1 Definitions
Capitalized terms used but not defined herein shall have the respective meanings given thereto in the Purchase Agreement. In addition, as used in this Note, the following capitalized terms shall have the following meanings:
“Applicable Interest Rate” shall mean fifteen percent (15%);
“Change of Control” means any of the following:
(a)	in the case of the Corporation, the acquisition by any Person or Persons acting jointly or in concert, whether directly or indirectly, of Voting Shares of the Corporation which, together with all Voting Shares of the Corporation held by such Person or Persons, constitutes, in the aggregate, more than fifty percent (50%) of all outstanding Voting Shares of the Corporation;

(b)	in the case of a Subsidiary, the acquisition by any Person or Persons acting jointly or in concert, whether directly or indirectly, of Voting Shares of such Subsidiary which, together with all Voting Shares of such Subsidiary held by such Person or Persons, constitutes, in the aggregate, more than fifty percent (50%) of all outstanding Voting Shares of such Subsidiary; or

(c)	the sale of all, or substantially all, of the assets of the Corporation or any Subsidiary to a Person that is not wholly-owned, directly or indirectly, by the Corporation;
but for greater certainty shall not include: (i) any event enumerated in (a), (b) and (c) where the Holder or any assignee or transferee of Holder is the Person (or acting jointly with the Person) making the acquisition or (ii) any event concluded prior to or concurrently with the Initial Closing

Date or (iii) any Change of Control resulting from one or more Permitted Issuances or (iv) with respect to the event contemplated in (b), the acquisition by any Person or Persons acting jointly or in concert, whether directly or indirectly, of Voting Shares of Ovos Natural Health Inc, and/or Ovos Natural Health US Limited which, together with all Voting Shares of such Subsidiary held by such Person or Persons, constitutes, in the aggregate, more than fifty percent (50%) of all outstanding Voting Shares of such Subsidiary or (v) any event enumerated in (b) where the event is part of a corporate reorganization pursuant to which the Corporation will directly or indirectly continue to hold more than fifty percent (50%) of all outstanding Voting Shares of such Subsidiary;
“Change of Control Notice” has the meaning ascribed thereto in Section 8.2;
“Change of Control Offer” has the meaning ascribed thereto in Section 8.1;
“Common Share Equivalents” means any security or obligation which is by its terms, directly or indirectly, convertible, exchangeable or exercisable into or for Common Shares, and any option, warrant or other right to purchase any Common Share;
“Confidential Information” has the meaning ascribed thereto in Section 11.2;
“Conversion Price” means $0.20 per share, as adjusted pursuant to Article VII hereof;
“Corporation” means BELLUS Health Inc. and its successors and assigns;
“Current Market Price” means, as of any date of determination (i) the five (5) day weighted average trading price for the Common Shares on the TSX or (ii) if such Common Shares are not then listed on the TSX, a market price per Common Share reasonably determined by the Board, subject to approval by the Holder not to be unreasonably withheld or delayed;
“Default Interest Rate” means the lesser of twenty-five percent (25%) or the maximum rate allowed by Applicable Law;
“GAAP” means, at any date of determination, generally accepted accounting principles approved by the Canadian Institute of Chartered Accountants, or any successor institute;
“Holder” means Vitus Investments III Private Limited;
“Interest Computation Date” has the meaning ascribed thereto in Section 3.1;
“Issue Date” means April 16, 2009;
“Maturity Date” means April 17, 2014;
“New Issue Price” has the meaning ascribed thereto in Section 7.1(b)(i);
“Note” means this secured convertible note of the Corporation in favour of the Holder, and together with each other note of the Corporation in favour of the Holder issued pursuant to the Purchase Agreement, the “Notes”;
“Permitted Investments” means any investment outside of the ordinary course of business or as specifically permitted by the Corporation’s capital budget;
“PIK Interest” has the meaning ascribed thereto in Section 3.2(a);
“Prescribed Securities”, has the meaning ascribed thereto in Section 7.1(e);

“Purchase Agreement” and “Note Purchase Agreement” means the Note Purchase Agreement dated as of April 16, 2009 by and between the Holder and the Corporation;
“Principal Amount” means $5,000,000.00 notionally increased by the amount of any accrued but unpaid interest to be satisfied by the Corporation in-kind;
“Restricted Shares” has the meaning ascribed thereto in Section 10.2(q); and
“Trustee” means the person appointed as Fondé de pouvoir for the Holder pursuant to Section 2 of the Hypothec executed by the Corporation and shall include its successors or assigns appointed pursuant to the provisions hereof;
1.2 Accounting Terms
All accounting terms not specifically defined in this Note shall be interpreted in accordance with GAAP.
1.3 Gender and Number
Any reference in this Note to any gender includes all genders, and words importing the singular number only include the plural and vice versa.
1.4 Interpretation not Affected by Headings, etc.
The division of this Note into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect the interpretation of this Note.
1.5 Currency
All references in this Note to dollars, unless otherwise specifically indicated, are expressed in Canadian dollars.
1.6 Cross-References
(a)	A reference to any other document is a reference to that other document as amended, varied, restated or supplemented from time to time.

(b)	Unless otherwise specified herein, a reference to any statute or statutory provision shall be construed as a reference to the same as it may have been, or may from time to time be, amended, modified or re-enacted.
ARTICLE II
REPAYMENT UPON MATURITY DATE
2.1 Repayment Upon Maturity Date
The Principal Amount, together with any accrued but unpaid interest thereon, shall be due and payable to the Holder on the Maturity Date, unless this Note has been earlier redeemed or converted into Common Shares by the Corporation further to a Change of Control Offer or converted into Common Shares in accordance with the provisions hereof or made due and payable pursuant to Section 9.2(a) hereof. Satisfaction of the Principal Amount on the Maturity Date (other than in the case of a conversion of the Note in accordance with the provisions hereof) may, at the election of the Holder, take the form of a cash payment or the issuance to the Holder of a number of Common Shares at the Conversion Price. Absent receipt by the Corporation of a notice from the Holder pursuant to Section 6.1 indicating that the Holder has elected the conversion option, the Holder shall be deemed, subject to Section 6.1, to have elected to be paid in cash.
ARTICLE III
INTEREST
3.1 Interest on Principal Amount
The Corporation shall pay interest on the outstanding Principal Amount for the period commencing on the Issue Date at an annual rate equal to the Applicable Interest Rate. Interest on the Principal Amount shall be computed quarterly in arrears, on each June 30, September 30, December 31 and March 31 following the Issue Date (each such date, an “Interest Computation Date”) and shall be compounded annually. Interest shall be calculated based on the weighted average Principal Amount outstanding from the prior Interest Computation Date through and including the current Interest Computation Date. The first Interest Computation Date shall be June 30, 2009 and interest shall be calculated for the period from the Issue Date to and including June 30, 2009. Interest shall be computed on a three hundred and sixty-five (365) day year.
3.2 Payment of Interest
(a)	The interest computed under Section 3.1, shall, at the option of the Holder, be paid in cash on the Maturity Date concurrently with the payment of the Principal Amount (unless this Note has been earlier redeemed or converted into Common Shares by the Corporation further to a Change of Control Offer or made due and payable pursuant to Section 9.2(a) hereof, in which case the interest shall be paid concurrently with the payment of the Principal Amount pursuant to such provisions) or notionally treated as part of the outstanding Principal Amount and dealt with in accordance with the provisions of Article VI (the “PIK Interest”).

(b)	The obligation of the Corporation to pay all interest including PIK Interest shall be automatically evidenced by this Note. The Corporation acknowledges that the actual recording of amounts advanced and amounts paid (including PIK Interest) on the grid schedule attached as Schedule “A” hereto will, in the absence of manifest error, be prima facie evidence of the same; provided however, that the failure of the Holder to record the same on the grid schedule attached as Schedule “A” hereto shall not affect the obligation of the Corporation to pay or repay its obligations hereunder. In the event of a discrepancy between the books and records of the Holder and the grid schedule attached as Schedule “A” hereto, the books and records of the Holder shall prevail.
ARTICLE IV
TAXES
4.1 Payment of Taxes
The Corporation shall pay any transfer taxes or other similar charges that may be imposed with respect to the issue or delivery of Common Shares upon the conversion of any portion of the Principal Amount.
ARTICLE V
SECURITY
5.1 Security
On or before the Issue Date (or such later date as may be expressly set forth in the Purchase Agreement), the Corporation shall provide or cause to be provided, as the case may be, the Security to the Holder or to the

Trustee or collateral agent acting, inter alia, on its behalf and as continuing collateral security for the present and future Indebtedness of the Corporation to the Holder hereunder and under the Security Documents.
5.2 Additional Security Documents
The Corporation will from time to time at its expense duly authorize, execute and deliver (or cause the applicable Subsidiary to authorize, execute and deliver) to the Holder such further instruments and documents and take such further action as the Holder may reasonably request for the purpose of obtaining or preserving the full benefits granted or intended to be granted to the Holder by the Security Documents and of the rights and remedies therein granted to the Holder, including the filing of financing statements or other documents under any Applicable Law with respect to liens created thereby. The Corporation agrees to promptly advise the Holder if the Corporation or any Subsidiary acquires any property or assets having a value in excess of $100,000 in any location other than, in the case of the Corporation, the Province of Quebec, and in the case of the Subsidiaries, the jurisdictions listed in respect of such Subsidiaries in the Security Documents, as applicable.
5.3 Acts or Omissions
No act or omission of the Corporation with respect to any item of Security shall in any way prejudice or affect the rights, remedies or powers of the Holder pertaining to the Corporation or any Subsidiary or any other item of Security and shall not discharge pro tanto or in any way lessen or limit the liability of the Corporation or any Subsidiary to the Holder.
5.4 Primary Security
Each item of Security shall for all purposes be deemed to create a primary security interest or hypothec or equivalent security and shall not merge with or be deemed to function or operate in conjunction with any other item of Security.
5.5 Security to Have Effect
The Encumbrances created pursuant to each item of Security shall have effect whether or not monies secured or to be secured hereunder, or any part thereof, shall be advanced hereunder before, after or contemporaneously with the issuance of any item of Security or the execution of this Note.
5.6 Third Party Consents
Nothing in this Note or in the Security Documents shall be construed as an attempt to assign by way of security any assets which are not assignable by way of security in whole or in part without the consent of any third party or parties, unless such consent shall have been given. The Corporation shall co-operate fully with the Holder and use all reasonable efforts to obtain such consents at the request of the Holder with respect to each such consent which the Holder determines is required in the circumstances.
5.7 Paramountcy of Security Documents
It is acknowledged and agreed that to the extent of any express conflict between the provisions of this Note and the provisions of the Security Documents, the terms of the Security Documents, as relates to the Security, shall prevail.
5.8 Release of Security
The Holder shall discharge or caused to be discharged all of the Security at the Corporation’s expense forthwith after all obligations of the Corporation and the Subsidiaries under this Note and the Security

Documents and any other obligations secured by the Security have been unconditionally and irrevocably paid or satisfied in full and the Holder’s commitment under this Note and all other Bellus Notes have been cancelled by the Corporation. For greater certainty, it is hereby understood that full conversion of the Notes will constitute unconditional and irrevocable payment and satisfaction of the obligations secured by the Security.
5.9 Article 32 of An Act Respecting the Special Powers of Legal Persons (Québec)
The parties hereto hereby expressly waive the provisions and protection of Section 32 of An Act respecting the special powers of legal persons (Quebec).
5.10 Ranking
Any Encumbrance granted by the Corporation or the Subsidiaries to secure the Bellus Notes, including this Note, shall rank pari passu amongst themselves.
ARTICLE VI
CONVERSION
6.1 Optional Conversion
The Holder shall have the right on the earlier of (i) the Maturity Date and thereafter (to the extent that for any reason the Holder has not been repaid the entire amount of Principal Amount including the accrued interest thereon on the Maturity Date) and (ii) the date of the occurrence of an Event of Default , to convert, subject to the terms and provisions of this Article VI, any or all of the Principal Amount (including, for greater certainty, any PIK Interest thereon where the Holder has elected to have the accrued interest notionally treated as part of the outstanding Principal Amount) into such number of fully paid and non-assessable Common Shares as is equal to (a) the portion of the Principal Amount that the Holder elects to convert divided by (b) the Conversion Price. Any accrued but unpaid interest since the immediately previous Interest Computation Date shall be paid by the Corporation by the issuance of such Common Shares.
6.2 Mechanics and Effect of Conversion
(a)	If the Holder desires to convert the entire Principal Amount (including, for greater certainty, any PIK Interest thereon) of this Note into Common Shares in accordance with the provisions of Section 6.1, the Holder shall duly endorse and surrender this Note to the Corporation during usual business hours at its principal place of business in Montreal, Quebec with written notice to the Corporation, duly executed by the Holder or its duly appointed attorney, stating that the Holder elects to convert the Principal Amount into Common Shares and specifying the name or names (with addresses) in which a certificate or certificates for Common Shares are to be issued. This Note shall thereafter be cancelled by the Corporation. Upon surrender of the Note, the Holder shall be entitled to be entered as a shareholder on the books and records of the Corporation as at the date of surrender. Immediately after the surrender of the Note (but in any case no later than ten (10) Business Days from the date of surrender), the Corporation shall deliver to the Holder (or its duly appointed attorney) a certificate or certificates, with appropriate legends (if applicable), representing the number of fully paid and non-assessable Common Shares resulting from the conversion.

(b)	If the Holder desires to convert only a portion of the Principal Amount (including, for greater certainty, any PIK Interest on such portion) of the Note, it shall duly endorse and surrender the Note to the Corporation and comply with the other procedures described in (a) above, with written notice indicating what portion of the Principal Amount is to be converted by the Corporation into Common Shares. The Corporation, at its expense, shall issue to the Holder the number of Common Shares to which the Holder is entitled upon conversion and shall issue to the Holder a replacement convertible secured note representing the same continuing Indebtedness as the Note it replaced and having identical terms to this Note, except that the principal amount thereof shall equal the difference between (x) the Principal Amount outstanding immediately prior to such conversion less (y) the portion of such Principal Amount so converted into Common Shares. Partial conversion of the Principal Amount shall occur in multiples of one thousand dollars ($1,000).

(c)	No fractional Common Shares shall be issued upon conversion of this Note (or any portion thereof). In lieu of the Corporation issuing a fractional Common Share, the Corporation shall round such fractional Common Share up to the next whole share.
6.3 Reservation of Common Shares Issuable Upon Conversion
The Corporation shall at all times reserve and keep available out of its authorized but unissued Common Shares, solely for the purpose of effecting the conversion of this Note (and any Note issued in cancellation thereof) such number of its Common Shares as shall from time to time be sufficient to effect the conversion of this Note, and if at any time the number of authorized but unissued Common Shares shall not be sufficient to effect the conversion of this Note, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued Common Shares to such number of shares as shall be sufficient for such purpose.
ARTICLE VII
CONVERSION PRICE ADJUSTMENTS
7.1 Anti-Dilution Adjustments
The Conversion Price and the number and type of securities to be received upon conversion of the Principal Amount shall be subject to adjustment from time to time as follows:
(a)	Dividend, Subdivision, Combination or Re-Classification of Common Shares

In the event that the Corporation, other than pursuant to an Permitted Issuance, but subject to the other provisions of this Section 7.1 shall at any time or from time to time, prior to the complete conversion of the entire Principal Amount into Common Shares:
(i)	pay a dividend or make a distribution on the outstanding Common Shares payable in shares of the Corporation;

(ii)	subdivide the outstanding Common Shares into a larger number of shares;

(iii)	split or combine the outstanding Common Shares into a smaller number of shares; or

(iv)	reclassify its Common Shares,
then, and in each such case, the Conversion Price in effect three (3) Business Days prior to the record date for such event shall be adjusted (and any other appropriate actions shall be taken by the Corporation, including in the case of (i), (ii) or (iii), a corresponding change in the number of Note Shares) so that the Holder shall be entitled to receive the equivalent of the number of Common Shares or other securities of the Corporation that the Holder would have owned or would have been entitled to receive upon or by reason of any of the events described above, had the entire Principal Amount been converted immediately prior to the occurrence of such event. An adjustment made pursuant to this Section 7.1(a) shall become effective retroactively:
(v)	in the case of any such dividend or distribution, to a date immediately following the close of business on the record date for the determination of holders of Common Shares entitled to receive such dividend or distribution; or

(vi)	in the case of any such subdivision, split, combination or re-classification, to the close of business on the Business Day upon which such corporate action becomes effective. Such adjustments shall be made successively whenever any event listed in this Section 7.1(a) shall occur.
(b)	Issuance of Common Shares or Common Shares Equivalent below Conversion Price
(i)	Subject to any required regulatory approval, if the Corporation shall, at any time or from time to time prior to conversion of the entire Principal Amount into Common Shares, issue any Common Shares or Common Share Equivalents at a price per Common Share (the “New Issue Price”) that is less than the Conversion Price (treating the price per Common Share, in the case of the issuance of any Common Share Equivalent, as equal to (A) the sum of the price for such Common Share Equivalent plus any additional consideration payable (without regard to any anti-dilution adjustments) upon the conversion, exchange or exercise of such Common Shares Equivalent divided by (B) the number of Common Shares initially underlying such Common Share Equivalent), other than any issuance for which an adjustment is made pursuant to another clause of this Article VII, then, and in each such case, the Conversion Price then in effect shall be adjusted to equal the New Issue Price. The provisions of this Section 7.1(b) shall apply to any issuance of Common Shares pursuant to a Permitted Encumbrance.

(ii)	Subject to any required regulatory approval, such adjustment shall be made whenever such Common Shares or Common Share Equivalents are issued, and shall become effective retroactively (A) in the case of an issuance to the holders of Common Shares, as such, to a date immediately following the close of business on the record date for the determination of shareholders entitled to receive such Common Shares or Common Share Equivalents and (B) in all other cases, on the date of such issuance.
(c)	Certain Distributions

Subject to any required regulatory approval, in case the Corporation shall at any time or from time to time, prior to conversion of the entire Principal Amount into Common Shares, distribute to holders of Common Shares (including any such distribution made in connection with a merger, amalgamation, reorganization, arrangement or consolidation in which the Corporation is the resulting or surviving Person) any (i) cash, (ii) evidence of Indebtedness of the Corporation or another issuer, (iii) securities of the Corporation or another issuer or (iv) other assets (excluding dividends payable in Common Shares for which adjustment is made under Section 7.1(a) and any distribution in connection with an Permitted Issuance) or rights or warrants to subscribe for or purchase any of the foregoing, then, and in each such case, the Conversion Price shall be adjusted (and any other appropriate actions shall be taken by the Corporation) by multiplying the Conversion Price in effect three (3) Business Days prior to the date of such distribution by a fraction:
(i)	the numerator of which shall be the Current Market Price for the period starting two (2) Business Days prior to the record date for such distribution; and

(ii)	the denominator of which shall be the Current Market Price for the period ending three (3) Business Days prior to the record date for the distribution (but such fraction shall not be greater than one and for greater certainty in no event shall the Conversion Price ever be adjusted upwards pursuant to the provisions of this Section 7.1(c).
(d)	Capital Reorganizations

Subject to any required regulatory approval, if at any time or from time to time after the Issue Date there is a capital reorganization of the Common Shares (other than a recapitalization, subdivision, combination, reclassification, exchange or substitution of shares provided for elsewhere in this Article VII), then, as a part of such capital reorganization provision shall be made so that the Holder shall thereafter be entitled to receive, upon conversion of this Note, the number of shares or other securities or property of the Corporation to which a holder of the number of Common Shares deliverable upon such conversion would have been entitled on such capital reorganization, subject to adjustment in respect of such securities by the terms thereof. In any such case, appropriate adjustment shall be made in the application of the provisions of this Article VII with respect to the rights of the Holders after such capital reorganization to the end that the provisions of this Article VII (including adjustment of the Conversion Price then in effect and the number of shares issuable upon conversion of this Note) shall be applicable after that event and be as nearly equivalent as practicable.

(e)	Prescribed Securities

Notwithstanding anything to the contrary in this Section 7.1, if, upon conversion of this Note, the Holder would, but for this Section 7.1(e), be entitled to receive any property that would not constitute “prescribed securities” for the purpose of clause 212(1)(b)(vii)(E) of the Income Tax Act (Canada) as it applied to the Corporation’s 2007 taxation year (“Prescribed Securities”), then the Holder shall not have any right to receive such ineligible property and the Corporation shall have the right to elect to satisfy its obligations to deliver Common Shares on conversion of this Note by instead delivering either (i) such ineligible property or (ii) Prescribed Securities with a market value comparable to that of such ineligible property.

(f)	Further Assurance

Notwithstanding anything to the contrary in this Section 7.1, the Corporation shall not enter into or support any transaction that would trigger the provisions of Section 7.1(e), provided that this restriction on the Corporation shall not apply to a transaction that the Corporation may enter into with a third party involving the acquisition of the Common Shares so long as the terms, obligations and liabilities of this Note are assumed by the third party on substantially equivalent terms as provided for hereunder.

7.2 Certificate of Adjustment
In each case of an adjustment or re-adjustment of any Conversion Price for the number of Common Shares or other securities issuable upon conversion of this Note, the Corporation, at its own expense, shall cause its chief financial officer to compute such adjustment or re-adjustment in accordance with the provisions hereof and prepare a certificate showing such adjustment or re-adjustment, and shall mail such certificate, by first class mail, to the Holder at the Holder’s address as shown in the Corporation’s books within ten (10) Business Days. The certificate shall set forth such adjustment or re-adjustment, showing in detail the facts upon which such adjustment or re-adjustment is based.
7.3 No Impairment
The Corporation shall not amend its articles of incorporation or participate in any reorganization, amalgamation, arrangement, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action for the purpose of avoiding or seeking to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation, but shall at all times in good faith assist in carrying out all such action as may be reasonably necessary or appropriate in order to protect the conversion rights of the Holder of this Note against dilution or other impairment as provided herein.
ARTICLE VIII
CHANGE OF CONTROL
8.1 Change of Control; Conversion or Repayment Right
In the event of a Change of Control transaction, the Corporation must offer the following alternative to the Holder: (i) to convert all of the Principal Amount (including all PIK Interest that would have accrued thereon to the Maturity Date) into Common Shares at the Conversion Price so that the Holder can participate in the Change of Control transaction along with the other holders of Common Shares, or (ii) to repay all of the Principal Amount, together with all interest on such Principal Amount that would have accrued thereon to the Maturity Date (the “Change of Control Offer”).
8.2 Procedures
Not less than fifteen (15) Business Days prior to the scheduled closing of the Change of Control, the Corporation shall notify the Holder of the Change of Control transaction by providing the Holder with notice (the “Change of Control Notice”) by registered mail or electronic transmission containing, among other things, a Change of Control Offer whereby the Corporation is offering to convert all of the Note or to redeem all of the Note and the scheduled closing date of the Change of Control transaction. If t he Holder wishes to accept such Change of Control Offer, it may do so by notice to the Corporation, at any time prior to the close of business on the Business Day prior to the scheduled Change of Control closing date, which notice shall indicate whether the Holder elects to have the Corporation convert or redeem the Note. If the Holder elects to have the Corporation redeem the Note, the Corporation shall pay the redemption amount (being the entire amount of the Principal Amount, together with all interest on such Principal Amount that would have accrued thereon to the Maturity Date) no later than the closing date of the Change of Control transaction. If the Holder elects to have the Corporation convert the Note, the provisions of Article VI shall apply, mutatis mutandis, so that the Holder can participate in the Change of Control transaction along with the other holders of Common Shares. Notwithstanding the foregoing, if the Holder accepts the Change of Control Offer and pursuant thereto elects to have the Corporation redeem the Note but the required redemption payment has not yet been made, the Holder shall have the right to revoke its election and, in such case, the Holder shall be deemed not to have accepted the Change of Control Offer. The provisions of the immediately preceding sentence of this Section 8.2 are not intended to limit the right of the Holder to declare an Event of Default pursuant to the provisions of Section 9.1(e) (provided, however, that the Holder cannot so declare an Event of Default if the Holder does elect to revoke its election).
ARTICLE IX
EVENTS OF DEFAULT
9.1 Events of Default
The occurrence of any one or more of the following events or circumstances shall constitute an “Event of Default” under this Note:
(a)	Default under Note. The Corporation defaults in the payment of the Principal Amount, as and when it becomes due and payable, whether at the Maturity Date or otherwise, or any interest or other amount due under this Note, and any such default with respect to the nonpayment of interest under this Note continues for five (5) Business Days thereafter;

(b)	Default under Security Documents. The Corporation defaults under any Security Document and such default continues for five (5) Business Days thereafter, or any Subsidiary defaults under any Security Document and such default continues for ten (10) Business Days thereafter;

(c)	Indebtedness. The Corporation or any Subsidiary incurs any Indebtedness other than Permitted Indebtedness;

(d)	Cross-Default. The Corporation or any of the Subsidiary defaults under any other agreement, bond, hypothec, debenture, note or other evidence of Indebtedness for money borrowed, under any guarantee, hypothec, mortgage or indenture pursuant to which there shall be issued or by which there shall be secured or evidenced any Indebtedness for money borrowed by the Corporation or any Subsidiary, whether such Indebtedness now exists or shall hereafter be created, which default causes the acceleration, or permits the acceleration, of Indebtedness in an aggregate principal amount of at least $500,000;

(e)	Change of Control. The Corporation fails to issue a Change of Control Notice or to make a Change of Control Offer in connection with a Change of Control or, if a Change of Control Notice is provided to the Holder and a Change of Control Offer is made and the Corporation fails to redeem and pay the Note in full or fails to convert the Note in full as contemplated in Section 8.1 by the closing date of the related Change of Control transaction pursuant to the election made by the Holder;

(f)	Breaches of Representations and Warranties. Any representation or warranty made or deemed to be made in the Purchase Agreement or any Transaction Document by the Corporation or any Subsidiary proves to have been incorrect or misleading in any material respect when made or deemed to be made hereunder and not cured within five (5) Business Days;

(g)	Breaches of Other Covenants. The Corporation or any Subsidiary fails to observe or perform any other covenant, obligation, condition or agreement in any material respect contained in this Note or in any other Transaction Document , and such failure continues for five (5) Business Days after notice thereof is delivered to the Corporation;

(h)	Undischarged Judgment. One or more judgments for the payment of money in an amount in excess of $250,000 in the aggregate, or for seizure or foreclosure on any substantial part of the property shall be rendered against the Corporation or any Subsidiary (or any combination thereof) and shall remain undischarged for a period of ten (10) consecutive Business Days during which execution shall not be effectively stayed, or any action is legally taken by a judgment creditor to levy upon any such judgment;

(i)	Voluntary Bankruptcy or Insolvency Proceedings. The Corporation (or any Subsidiary):
(i)	applies for or consents to the appointment of a receiver, trustee, liquidator or custodian of itself or of all or a substantial part of its property;

(ii)	is unable, or admits in writing its inability, to pay its debts generally as they mature;

(iii)	makes a general assignment for the benefit of its creditors;

(iv)	is wound-up dissolved or liquidated;

(v)	becomes insolvent (as such term may be defined or interpreted under any applicable statute);

(vi)	commences a voluntary case or other proceeding seeking liquidation, reorganization or other relief with respect to itself or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect or consent to any such relief or to the appointment of or taking possession of its property by any official in an involuntary case or other proceeding commenced against it; or

(vii)	takes any action for the purpose of effecting any of the foregoing;
(j)	Involuntary Bankruptcy or Insolvency Proceedings. Proceedings for the appointment of a receiver, trustee, liquidator or custodian of the Corporation (or any Subsidiary) or of all or a substantial part of the property thereof, or an involuntary case or other proceeding seeking liquidation, reorganization or other relief with respect to the Corporation (or any Subsidiary) or the debts thereof under any bankruptcy, insolvency or other similar law now or hereafter in effect shall be commenced and an order for relief entered, or such case or proceeding shall not be dismissed or discharged within sixty (60) days of commencement; and

(k)	Minimum Listing Requirements. The Common Shares of the Corporation are delisted from the TSX.

(l)	Failure to obtain Regulatory Approval. Any event contemplated in Section 7.1 occurs, without the Corporation having obtained all required regulatory approvals in connection therewith in order to permit the Holder to benefit fully (subject, for greater certainty, to the limitations contained in Section 7.1(e)) from the provisions of Section 7.1 as relates to such event.

(m)	Bellus Notes. The Corporation enters into any agreement with any Person pursuant to which such Person agrees to subscribe for Third Party Notes (or other senior convertible notes of the Corporation that are intended to rank equally with this Note) or the Corporation issues to such Person any Third Party Notes pursuant to such agreement unless, in each case: (i) the agreement and the Third Party Notes are substantially identical to (and do not in any material deviate from) the Purchase Agreement or the Notes or to the VSV Notes except as to amount and as to the timing of the subscription and (ii) such Person agrees in writing to the satisfaction of the Holder, acting reasonably, to be bound by the terms of the Interlender Agreement.
9.2 Rights of Holder upon Default
(a)	Upon the occurrence or existence of any Event of Default (other than the Event of Default referred to in Sections 9.1(e), 9.1(i) or 9.1(j) hereof) and at any time thereafter during the continuance of such Event of Default, the Holder may declare all outstanding obligations payable by the Corporation hereunder to be immediately due and payable without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived, anything contained herein or in the other Transaction Documents to the contrary notwithstanding. Upon the occurrence or existence of any Event of Default described in Sections 9.1(e), 9.1(i) or 9.1(j) hereof, immediately and without notice, all outstanding obligations payable by the Corporation hereunder shall automatically become immediately due and payable, without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived, anything contained herein or in the other Transaction Documents to the contrary notwithstanding. In this regard, upon the occurrence of an Event of Default, the Holder shall have the right to convert the entire amount of the Principal Amount, together with the PIK Interest accrued thereon (which shall, for the purposes of this Section 9.2, be deemed to equal the amount of interest that the Holder would have received had the Event of Default occurred on the Maturity Date), into Common Shares at the Conversion Price. In addition to the foregoing remedies, upon the occurrence or existence of any Event of Default, the Holder may exercise any other right, power or remedy granted to it by the Transaction Documents or otherwise permitted to it by law, either by suit in equity or by action at law, or both.

(b)	Notwithstanding anything to the contrary contained herein, in addition to the rights of the Holder specified in Section 9.2(a), on the date an Event of Default under this Note occurs, the interest rate on this Note shall increase, from that date forward and until such Event of Default is cured, to the Default Interest Rate.
ARTICLE X
COVENANTS
10.1 Affirmative Covenants
The Corporation covenants and undertakes that the Corporation shall, and shall cause its Subsidiaries as applicable, to:
(a)	Performance Under the Note. Pay, observe or perform any other covenant, obligation, condition or agreement contained in this Note;

(b)	Preservation of Corporate Existence. Preserve and maintain its, the Subsidiaries’ corporate existence, rights and privileges in their respective jurisdictions, and qualify and remain qualified as a foreign corporation in good standing in each jurisdiction in which such qualification is required;

(c)	Compliance with Applicable Laws. Comply with all Applicable Laws of any Governmental Authority, non-compliance with which could materially adversely affect the business or condition of the Corporation or any Subsidiary, financial or otherwise, on a consolidated basis, except non-compliance being contested in good faith through appropriate proceedings so long as the Corporation shall have set up and funded sufficient reserves, if any, required under GAAP with respect to such items;

(d)	Security. Ensure, or cause the Subsidiaries to ensure, as applicable, that the Security Documents create and constitute at all times a charge, assignment and security interest or hypothec or equivalent security on and the applicable interest in the personal property, movable property and the revenues to be derived therefrom and that there is no security interest or hypothec or equivalent security in personal property or movable property pertaining to or arising from the such property ranking in priority to the charge in favour of the Holder, other than Permitted Senior Encumbrances;

(e)	Maintain Perfection. Do or cause to be done all such acts and things and execute and deliver, or cause to be executed and delivered, all such instruments, agreements and financing statements as may be necessary or advisable to maintain and perfect the Security as valid and perfected Encumbrances in favour of the Holder in respect of the personal property and movable property secured thereby, subject only to Permitted Senior Encumbrances;

(f)	Additional Security Documents. If, at any time on or after the Issue Date, the Corporation or any Subsidiary creates or acquires a Subsidiary or otherwise becomes the holder of any equity securities of a new Subsidiary:
(i)	Provided the costs associated with obtaining same are not excessive, given the benefits to be obtained therefrom (as reasonably determined by the holders of the Bellus Notes, which determination shall be communicated to the Corporation by the Trustee), the Corporation or the applicable Subsidiary will, as promptly as reasonably practicable and to the extent permitted by Applicable Law, execute and deliver to the Holder securities pledge or hypothecation agreements of the nature contemplated by Section 5.1 (or an addendum or supplement to any applicable Security Document), in form and substance satisfactory to the Holder, acting reasonably, granting a first-ranking charge and security interest or hypothec or equivalent security, subject to the Permitted Senior Encumbrances, in one hundred percent (100%) of the equity securities of such new Subsidiary;

(ii)	Provided the costs associated with obtaining same are not excessive, given the benefits to be obtained therefrom (as reasonably determined by the holders of the Bellus Notes, which determination shall be communicated to the Corporation by the Trustee) and to the extent not prohibited or restricted by Applicable Law, the Corporation or a Subsidiary, as applicable, will cause such new Subsidiary to, as promptly as reasonably practicable, execute and deliver to the Holder such Guarantees and security of the nature contemplated by Section 5.1 (or an addendum or supplement to any applicable Security Document), all in form and substance satisfactory to the Holder, acting reasonably and accompanied by customary legal opinions of counsel to such Subsidiary; and

(iii)	In connection with the execution and delivery of any Guarantee, pledge agreement, security agreement or analogous document pursuant to this Section 10.1(f), the Corporation or any Subsidiary, as applicable, will or will cause the applicable Subsidiary to, deliver to the Holder such corporate resolutions, certificates, legal opinions and such other related documents, including local counsel opinions as shall be reasonably requested by the Holder and consistent with the relevant forms and types thereof delivered on or prior to the Issue Date or as shall be otherwise reasonably acceptable to the Holder. Each Guarantee, pledge agreement, hypothec, security agreement or analogous document delivered pursuant to this Section 10.1(f) shall be deemed to be a Security Document from and after the date of execution thereof.
(g)	Maintenance of Property. Keep and maintain, and cause each of its Subsidiaries to keep and maintain, all real and personal (movable) property (including intellectual property) material to the conduct of the Corporation’s business in good working order and condition. In the case of intellectual property, the Corporation shall, and shall cause each of its Subsidiaries as applicable, to:
(i)	pay all applicable maintenance fees and renewal fees in connection with each material item of intellectual property, unless the Corporation determines, on a commercially reasonable basis, that such item of intellectual property is no longer material to the conduct of its business or such item is sold or disposed of;

(ii)	take commercially reasonable steps to enforce intellectual property rights against any known infringers of any material item of intellectual property and advise the Holder of any such infringement; and

(iii)	continue to use all of its material intellectual property in a manner that will not result in the abandonment or lead to the expungement of any such material intellectual property, provided, however that the Corporation may abandon any intellectual property that the Corporation determines, in its commercially reasonable judgement, is no longer necessary or useful in any material respect to is business.
(h)	Additional Reporting Requirements. Deliver to the Holder, not later than 45 days following the end of each fiscal quarter and the Corporation’s fiscal year end, a certificate of an officer of the Corporation acceptable to the Holder setting forth the aggregate amount of the Corporation’s outstanding Senior Indebtedness and certifying that no default or event of default has occurred and is continuing with respect to any Senior Indebtedness.

(i)	Restricted Shares. Hypothecate and pledge any and all of the Restricted Shares in favour the Trustee under the Hypothec, and to provide the Trustee full control over same, upon the full and final discharge of all present and future Permitted Senior Encumbrances in respect of the Permitted Senior Indebtedness.
10.2 Negative Covenants
The Corporation covenants and undertakes that so long as any portion of the Principal Amount remains outstanding, neither the Corporation nor any Subsidiary shall, as applicable, directly or indirectly at any time take any of the following actions without the prior written consent of holders of the Bellus Notes representing at least sixty-six point sixty-seven percent (66.67%) of the aggregate principal amount of such Bellus Notes then outstanding:
(a)	Create, incur, assume, guarantee or be or remain liable for, contingently or otherwise, or suffer to exist any Indebtedness for borrowed money, other than Permitted Indebtedness;

(b)	Create, incur, assume or suffer to exist any Encumbrance of any kind on any of its assets, except for Permitted Encumbrances; provided, however, that no reference in this Note to Encumbrances permitted under this Section 10.2(b) (including Permitted Encumbrances), including any statement or provision as to the acceptability of any Encumbrance (including

Permitted Encumbrances), shall in any way constitute or be construed so as to provide for a subordination of any rights of the Holder hereunder or arising under any Security Documents in favour of such Encumbrance (including Permitted Encumbrances);

(c)	Sell, assign, transfer or dispose of any of its assets, in one or more transactions, other than:
(i)	inventory sold to customers in the ordinary course of business;

(ii)	sales that in the aggregate result in less than $100,000 of proceeds to the Corporation and its Subsidiaries;

(iii)	sales of the assets secured in connection with the National Bank Facility to permanently reduce the amounts owed by the Corporation under the National Bank Facility or any Replacement Facility: or

(iv)	the Restructured Notes
(d)	Prior to full conversion of the Notes, pay any dividends or make any distributions, repurchases of equity securities, payments in respect of equity-linked securities or prepayment of any Indebtedness subordinated to, or pari passu with, this Note, other than the cumulative stock dividend to be issued to the holders of the Surviving Existing Notes;
(e)	Prior to full conversion of the Notes, merge, amalgamate, reorganize, consolidate, liquidate, make any material changes to its business or structure, create or sell any Subsidiaries other than any such event that is in compliance with the Change of Control provisions contained herein;

(f)	Make any investments other than Permitted Investments;

(g)	Subject to the provisions of the Board Representation Agreement relating to the reduction of the Board to eight (8) members, change the size of the Board;

(h)	Amend the Corporation’s articles of incorporation or create a new series of preferred shares of the Corporation;

(i)	Enter into any transaction, including the purchase, sale or exchange of any property or the rendering of any services, with any holder of its securities or with any affiliate or with any of its directors, officers or partners, as applicable, except a transaction or agreement or arrangement which is in the ordinary course of business of the Corporation or of a Subsidiary and which is upon fair and reasonable terms not materially less favourable to the Corporation or such Subsidiary than it would obtain in a comparable arm’s length transaction; provided that the restrictions in this paragraph shall not apply to the transactions disclosed in Section 4.22 of the Disclosure Schedule (as defined in the Purchase Agreement);

(j)	Form or acquire any subsidiary, or allow any Subsidiary to form or acquire any subsidiary, without causing such subsidiary to execute a Guarantee, security agreements and such other documents as may be required pursuant to Section 10.1(f) hereof;

(k)	Amend the National Bank Facility or any Replacement Facility, except as otherwise permitted pursuant to the terms of this Note or the Purchase Agreement;

(l)	Prepay this Note (other than in connection with a Change of Control Offer), or any interest or fees accruing or incurred with respect to this Note, without the prior written consent of the Holder;

(m)	Change the composition of its senior management or any of its management compensation arrangements;

(n)	Subject to the right of the Corporation to enter into a board representation agreement with Victoria Square Ventures Inc. to have two (2) of its nominees on the Board, enter into any agreement relating to the right to nominate representatives to the Board or the board of directors or equivalent of any Subsidiary;

(o)	Deviate in any material fashion from the business plan or budget approved by the Board on February 24, 2009 as relates to the Corporation and any Subsidiary.

(p)	Enter into any agreement or grant any option with respect to any material property or asset now or hereafter held by BELLUS Health Holdings Limited or BELLUS Health (International) Limited.

(q)	Pledge or deliver any certificates representing any securities (including shares, debentures, units, bonds, obligations, rights, options, warrants, debt securities, investment certificates, units in mutual funds) held by the Corporation or on its behalf, nor any such shares or securities held by the Corporation in any Subsidiary (collectively, the “Restricted Shares”), or enter into or allow any issuer of any of the Restricted Shares (or any clearing agency, intermediary or custodian or nominee of any of them) to enter into any control agreement with respect to same, with any Person except to the Trustee as and when expressly provided in Section 10.1(i) hereof;
ARTICLE XI
ADDITIONAL COVENANTS OF HOLDER
11.1 No Short Sales
So long as Holder is the holder of this Note, Holder will not engage in any transaction which is designed to sell short the Common Shares or any other publicly traded securities of the Corporation.
11.2 Confidentiality
All material non-public information and data, in whatever form, obtained by Holder in respect of the Corporation and the subject-matter of the Purchase Agreement (the “Confidential Information”) shall be held by the Holder in the strictest confidence and shall not be disclosed to any third party provided that such Confidential Information may be disclosed if the disclosure:
(a)	is made with the consent of the Corporation;

(b)	is made to a limited partner, general partner, member, manager, shareholder, director, officer or employee of the Holder and such affiliate agrees to be subject to such confidentiality provisions;

(c)	is required by Applicable Law or by a Governmental Authority;

(d)	is in respect of information or data that is in the public domain at the time of the disclosure through no fault of the Holder or any party to which it has disclosed the information;

(e)	is made to the Holder’s advisors or representatives, which agree to maintain the confidentiality of the Confidential Information; or

(f)	is received from a third party not subject to confidentiality obligations with respect to such information.
11.3 Further Assurances
The Holder shall promptly do, make, execute, deliver, or cause to be done, made, executed or delivered, all such further acts, documents and things as the Corporation may require, acting reasonably, from time to time, for the purpose of giving effect to this Note, and shall take such steps as may be reasonably within its power to implement the full extent of this Note.
ARTICLE XII
WAIVER AND AMENDMENT
12.1 Waiver and Amendment
Subject to any required regulatory approval, any provision of this Note may be amended or modified upon the written consent of the Corporation and the holders of the Bellus Notes representing at least sixty-six point sixty-seven percent (66.67%) of the aggregate principal amount of such Bellus Notes then outstanding, provided that where any provision of this Note is not found in another Bellus Note and the amendment or modification relates to that provision, only the consent of the holders of the Bellus Notes representing at least sixty-six point sixty-seven percent (66.67%) of the aggregate principal amount of the Bellus Notes which contain such provision shall be required to effect such amendment or modification to such provision. For greater certainty, nothing in this Section 12.1, shall be construed so as to require the Holder to obtain the consent of any other holder of Bellus Notes with respect to any decision, waiver, election or exercise of any option contemplated in, or in respect of, this Note or the right to declare a default and demand immediate full payment of the Note as contemplated in Section 9.2 hereof. Any provision of this Note may only be waived by the party in whose favour such provision is intended to benefit, such waiver to be evidenced by a notice in writing by such party to the other party.
ARTICLE XIII
TRANSFER AND ASSIGNMENT
13.1 Transfer and Assignment
Neither this Note nor any of the rights, interests or obligations hereunder may be transferred or assigned, by operation of law or otherwise, as a whole or in part, by the Corporation ,unless it has obtained the prior written consent of the Holder thereto and unless such transfer or assignment is in compliance with all Applicable Laws . The Holder shall have the right to transfer or assign this Note and its rights, interests and obligations hereunder, as a whole or in part, without obtaining the prior consent of any Person thereto including, without limitation, the Corporation provided, however, that the Holder provides prompt written notice to the Corporation of such assignment and further provided that such transfer or assignment is in compliance with all Applicable Laws.
Notwithstanding the foregoing until the Corporation receives notice in accordance with this Section 13.1 of a transfer or assignment, the Corporation shall treat the registered holder hereof as the owner and holder of this Note for the purpose of receiving all payments of principal and interest hereon and for all other purposes whatsoever, whether or not this Note shall be overdue. No transfer or assignment contemplated by this Section 13.1 shall be or shall be deemed to be a discharge, rescission, extinguishment, novation or substitution of this Note and this Note shall continue to be the same obligation and not a new obligation.
ARTICLE XIV
TREATMENT
14.1 Treatment of Note
The Corporation will treat, account and report the Note in accordance with GAAP.
ARTICLE XV
NOTICES
15.1 Notices
All notices, requests and other communications hereunder shall be in writing and shall be deemed to have been duly given at the time of receipt if delivered by hand or by facsimile transmission or three days after being mailed, registered mail, return receipt requested, with postage prepaid to the applicable parties hereto at the address stated below or if any party shall have designated a different address or facsimile number by notice to the other party given as provided above, then to the last address or facsimile number so designated.
If to the Corporation:
275 Armand-Frappier Blvd.
Laval, Quebec
H7V 4A7
Attention:      the Chief Executive Officer and the Chief Financial Officer
Facsimile:       (450) 680-4500
and with a copy to (which shall not constitute notice):
Davies Ward Phillips & Vineberg LLP
1501 McGill College Avenue, 26th Floor
Montreal, Quebec
H3A 3N9
Attention:      Richard Cherney and Neil Kravitz
Facsimile:      (514) 841-6499
If to the Holder:
Vitus Investments III Private Limited
80, Raffles Place
Singapore, 048624
Attention:      Ban Su Mei
Facsimile:      +(65)9684-9708

with a copy to (which shall not constitute notice):
Heenan Blaikie LLP
1250 René-Lévesque Blvd. West
Suite 2500
Montreal, Quebec
H3B 4Y1
Attention:      Andrew M. Cohen
Facsimile:      (514) 921-1338
ARTICLE XVI
EXPENSES AND WAIVERS
16.1 Expenses; Waivers
If any action is instituted to collect this Note, the Corporation shall pay all costs and expenses, including, without limitation, reasonable attorneys’ fees and costs, incurred in connection with such action. The Corporation hereby waives notice of default, presentment or demand for payment, protest or notice of nonpayment or dishonour and all other notices or demands relative to this instrument.
ARTICLE XVII
LEGENDS
17.1 Legending of Common Shares
If certificates representing Common Shares are issued prior to the date that is four (4) months and one (1) day from the date of issuance of this Note, then the certificates representing such Common shares shall be impressed with a legend in the following form:
“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [the date that is four months and one day from the applicable closing date].”
ARTICLE XVIII
SUCCESSORS AND ASSIGNS
18.1 Successors and Assigns
The rights and obligations of the Corporation and the Holder of this Note shall be binding upon and benefit the successors, assigns, heirs, administrators and transferees of the parties.
ARTICLE XIX
GOVERNING LAW AND LANGUAGE
19.1 Governing Law
This Note and all actions arising out of or in connection with this Note shall be governed by and construed in accordance with the laws of the Province of Québec and the federal laws of Canada applicable therein. The Parties hereby attorn exclusively to the jurisdiction of the Province of Québec.

19.2 Language
The parties confirm that it is their wish that this Note as well as all other documents relating to this Note, including notices, be drawn up in English only. Les parties aux présentes confirment que c’est leur volonté que le présent billet promissoire de même que tous les documents, y compris les avis, s’y rattachant, soient rédigés en anglais seulement.
[signatures appear on following page]

IN WITNESS WHEREOF, the Corporation has caused this Note to be issued as of the 16th day of April, 2009.

BELLUS HEALTH INC.

Per:	(signed) Mariano Rodriguez
Name: Mariano Rodriguez
Title: Vice-President Finance and Chief Financial Officer

VITUS INVESTMENTS III PRIVATE LIMITED

Per:	(signed) Ban Su-Mei
Name: Ban Su-Mei
Title

Schedule “A”

ADJUSTED
PRINCIPAL
DATE	PRINCIPAL AMOUNT	PIK INTEREST	AMOUNT